Mail Stop 4561

September 7, 2006

Kenneth E. Compton
President and Chief Executive Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

Re: Advance America, Cash Advance Centers, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
Form 10-Q for the Fiscal Quarter ended June 30, 2006
File No. 001-32363

Dear Mr. Compton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We note your disclosure on pages 7 through 12 of your Form 10-K describing your payday cash advance services. Please provide us your proposed expanded discussion to be included in future filings which should include, but not be limited to:

- a summary of the types of services offered under both your standard business model and your agency business model;
- a description of the application, approval and underwriting process under each business model;
- a description of the collection / repayment process under each business model;
- the amount of payday cash advances in each of the three years ended December 31, 2005;
- explanations for the fluctuations in payday cash advances from year to year;
- the percentage of customers and amount of payday cash advances paid in full on or before their due date for each of the three years ended December 31, 2005;
- the amount of payday cash advances for each of the three years ended December 31, 2005 that resulted from rollovers;
- the percentage of customers who paid their outstanding balance in full and entered into a new payday cash advance on the same date (consecutive transaction) for each of the three years ended December 31, 2005;
- the approximate amount of payday cash advances processed as well as the average transaction per customer for the year ended December 31, 2005;
- a discussion of regulatory guidelines as they relate to rollovers and consecutive transactions in each of the states that you operate; and
- the percentage of payday advances repaid by depositing the customers' personal check, including the approximate percentage of checks that cleared compared to those that were returned due to non-sufficient funds in the customers' accounts or for other reasons.

Refer to MD&A Interpretive Release 33-8350 issued by the Securities and Exchange Commission on December 19, 2003.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Description of Business and Significant Accounting Policies, Property and Equipment, page 72

2. We note your disclosure on page 18 of the planned cessation of activities with BankWest and Fidelity, the lending banks for whom you act as a marketing, processing and servicing agent in Pennsylvania and Arkansas. In your disclosure, you state that:

- by your estimates, net revenues will be reduced by approximately $2.3 million for each month that you are not able to operate under the agency business model in Pennsylvania and $0.5 million for each month that we are not able to operate under the agency business model in Arkansas;

- center expenses average approximately $1.3 million per month in Pennsylvania and $0.4 million per month in Arkansas and that these expenses will continue to be incurred while you service payday cash advances and installments loans that are outstanding when the lending banks stop originating additional advances and loans; and
- you estimate severance, lease cancellation, write-down of the undepreciated costs of fixed assets and the cost to vacate the premises will approximate $2.9 million if it becomes necessary to shut down operations is Pennsylvania and $0.7 million if it becomes necessary to shut down operations in Arkansas.

As it relates to the centers in these states, please tell us:

- when the long-lived assets were tested for impairment;
- the amount of impairment expense recognized in fiscal year 2005;
- the amount of impairment expense recognized in fiscal year 2006; and
- if no impairment expense has been recognized, how you determined that the carrying amount of these assets exceeded fair value in light of the factors noted above.

Refer to paragraphs 7 through 24 of SFAS 144.

3. As a related mater, please tell us:

- when you performed your annual goodwill impairment testing;
- what you considered your reporting units to be; and
- how the planned cessation of activities with BankWest and Fidelity, the lending bank for whom you act as a marketing, processing and servicing agent in Pennsylvania and Arkansas, affected your impairment analysis.

In addition, please tell us, and in future filings disclose the amount, if any, of goodwill that may be impaired if you cease using the agency business model in Pennsylvania and Arkansas.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant